EXHIBIT 99.2

1Q25 Earnings Presentation

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Client Assets” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

Index 1Q25 Financials and Main KPIs 02 Final Remarks 03 01 Key Highlights Q&A 04 Appendix 05

01. Key Highlights

5 1Q25 Highlights Notes: 1 – Managerial BIS Ratio, calculated in accordance with Central Brank methodology Starting the Year with New Records 2.11 3.71 6.26 6.25 7.16 8.28 8.67 2019 2020 2021 2022 2023 2024 1Q25 LTM Diluted EPS R$ R$ 1.8 trillion Client’s assets, AUM and AUA ( + 13 % YoY) Core Investment KPIs 1 8 .1 k Total Advisors ( +2% YoY) 4.7 million Active Clients ( +2% YoY) 24.1 % ROE (+ 340bps YoY) 19.0 % BIS Ratio 1 24.0 % Diluted EPS Growth YoY Balance Sheet and Profitability R$ 4.6 billion Gross Revenue ( + 7 % YoY) R$ 1.3 billion EBT (+16% YoY) R$ 1.2 billion Net Income (+20% YoY) Income Statement +31% CAGR Consistently Increasing Profitability

6 Strategy Tracker Retail Investments Leadership in Core Business Our main goal is to achieve leadership in the investment market, our core business. To do this, we need to maintain and expand our differentials and continue to grow in all customer segments . Retail Cross - Sell Grow with Our Clients’ Needs Starting from our clients’ needs, we will expand our offer to serve their complete financial needs , aiming to break the link of investors with the incumbent banks once and for all. Corporate & SMB Premier Service with Unique Value We want to fully explore the synergy of a Wholesale Bank offer with the investment universe, deepening our relationship with the main economic groups in Brazil.' Quality Financial planning at scale, a new competitive advantage that enhances both the engagement and experience of our investor cli ent s. ] ]

7 1,177 1,286 1,328 166 186 190 215 233 249 1Q24 4Q24 1Q25 1,558 1,705 1,766 +13% Total Client Assets 1 , AUM and AUA R$ Billion Retail Investments – Consistent Net New Money Serving Clients Wherever and However They Want New Disclosure: Asset Management and Fund Services Businesses. Total Client Assets, AUM and AUA in XP already totaling R$1.8 trillion Total Client Assets (in R$ bn) AUM (in R$ bn) AUA (in R$ bn) Total Client Assets - Net New Money 1 R$ Billion 1 - We have now included institutional client assets in the total client assets figure. Accordingly, previously reported numbers have been adjusted to reflect this change for both client assets and net new money metrics. Institutional and corporate client assets are now reported as a combined figure. 13 20 20 10 4 0 1Q24 4Q24 1Q25 13 29 24 +79% Retail Corporate & Institutional Retail Net New Money of R$20 billion

Retail Strategy – Keeping Our Moats

XP Inc.

Product Platform
Best Investment Options – from Fixed-Income to Alternative Investments

Equities and Futures Market Share

- 47% Equities
- 50% Ibov Futures
- 43% FX Futures
- 45% Options
- 49% ETFs

Fixed Income Platform

- ~40 thousand — Avg Daily Fixed Income Trades in our Secondary Market Platform
- ~50-60% — of Brazilian Mid-Sized Banks's Funding is Distributed Through XP
- >75 — Different Issuers Currently Available in the Platform

Multi-Channel Distribution and Expansion
Through Internal Advisors and RIAs

Higher Productivity

Way of Work Results:

-19% YoY Client Churn

+14% YoY Adherence to Recommended Allocation

Quality Focus:

+21% YoY Top-tier Advisors

Channel Diversification

New Distribution Channels

Represented ~60% of Net New Money in 1Q25

Value-Added Services And Accurate Value Proposition
Through Large-Scale Financial Planning And Proper Segmentation

Financial Planning

Penetration of Target Clients	9% Current	20% 2025 Target
Early Indicators	+10p.p NPS	+50% Lift in Net New Money

Advisory Excellence

Best Financial Advisory Platform
7th Consecutive Year[1]

1 – Awarded by Folha de São Paulo

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9 Strategy Tracker Retail Investments Leadership in Core Business Our main goal is to achieve leadership in the investment market, our core business. To do this, we need to maintain and expand our differentials and continue to grow in all customer segments . Retail Cross - Sell Grow with Our Clients’ Needs Starting from our clients’ needs, we will expand our offer to serve their complete financial needs , aiming to break the link of investors with the incumbent banks once and for all. Corporate & SMB Premier Service with Unique Value We want to fully explore the synergy of a Wholesale Bank offer with the investment universe, deepening our relationship with the main economic groups in Brazil.' Quality Financial planning at scale, a new competitive advantage that enhances both the engagement and experience of our investor cli ent s. ]

10 Retail Cross - Sell Notes: 1 - Active Credit Cards vs. Total Active Clients, 2 – Company Estimates for Peers and Market Average, 3 – Penetration base d on Active Clients from XP and Rico only, 4 - Excluding Credit Cards, 5 - Includes FX, Digital Account, Global Investments, Consortium and Other Insurance Penetration (2)(3) Cards TPV (in R$bn ) Main KPIs 11.3 13.1 12.1 1Q24 4Q24 1Q25 +7% 1Q25 Peers Avg. 30% 50% 248 401 348 1Q24 4Q24 1Q25 +40% 1Q25 Market Avg. 2% 17% 73 81 83 1Q24 4Q24 1Q25 +15% 1Q25 Market Leader 5% 27% 55 81 82 0 2 4 0 50 100 1.1% 1Q24 1.7% 4Q24 1.6% 1Q25 +48% Other New Products Revenue (5) (in R$mm ) 103 213 205 1Q24 4Q24 1Q25 +99% Life Insurance Gross Written Premium (in R$mm ) Retirement Plans Assets (in R$bn ) Credit – NII (4) (in R$mm ) ▪ FX ▪ Digital Account ▪ Global Investments ▪ Consortium Market Share Penetration (1)(2) Expected Credit Losses NIM < 1 % ECL Revenue Contribution with Product Higher Penetration

11 Strategy Tracker Retail Investments Leadership in Core Business Our main goal is to achieve leadership in the investment market, our core business. To do this, we need to maintain and expand our differentials and continue to grow in all customer segments . Retail Cross - Sell Grow with Our Clients’ Needs Starting from our clients’ needs, we will expand our offer to serve their complete financial needs , aiming to break the link of investors with the incumbent banks once and for all. Corporate & SMB Premier Service with Unique Value We want to fully explore the synergy of a Wholesale Bank offer with the investment universe, deepening our relationship with the main economic groups in Brazil. Quality Financial planning at scale, a new competitive advantage that enhances both the engagement and experience of our investor cli ent s. ]

12 4Q24 1Q25 Market Leader 16% 17% 18% Wholesale 3,357 3,705 1Q24 LTM 1Q25 LTM Institutional, Corporate and Issuer Services Gross Revenue R$ Million +10% YoY 1Q24 1Q25 Market Leader 10% 12% 31% 16 26 23 32 34 1Q24 2Q24 3Q24 4Q24 1Q25 +117% Investment Banking DCM Volume 1 (in R$bn ) Institutional Broker Dealer – Traded Volume 2 (in R$bn ) Market Share Market Share Note 1 - Source: Anbima, Distribuição de RF; 2 – Source: Bloomberg. 1 st in CRA and FII 3 rd in DCM Volume Industry: - 19% YoY XP: - 8% YoY 2 nd Broker Dealer Corporate Securities (in R$bn ) Market Share Gain Strategic Warehousing Under Different Market Conditions

02. 1 Q25 Financials

14 73% 8% 12% 6% 1Q24 76% 7% 13% 5% 4Q24 76% 8% 12% 5% 1Q25 100% 100% 100% Gross Revenue Retail as the Highlight… …+3 p.p YoY out of Total Revenues Gross Revenue Breakdown % Gross Revenue Breakdown R$ Million Retail Institutional Corporate & Issuer Services Other 3,131 3,569 3,441 354 332 344 509 599 562 276 224 210 1Q24 4Q24 1Q25 4,270 4,725 4,557 +7%

15 Fixed Income as the Largest Contributor in Retail for the First Time Ever Retail Revenue Breakdown % Retail Revenue R$ Million 36% 22% 10% 16% 16% 1Q24 28% 28% 10% 16% 18% 4Q24 28% 29% 9% 16% 17% 1Q25 100% 100% 100% Retail Revenue 3,131 3,569 3,441 2,300 2,400 2,500 2,600 2,700 2,800 2,900 3,000 3,100 3,200 3,300 3,400 3,500 3,600 1Q24 4Q24 1Q25 +10% Equities Fixed Income Funds Platform New Verticals Other Retail Double Digit Growth YoY Driven by Strong Fixed Income Activity

16 Corporate & Issuer Services Revenue Corporate & Issuer Services Breakdown R$ Million 228 262 280 280 337 282 1Q24 4Q24 1Q25 509 599 562 +11% Corporate Issuer Services Steady DCM Revenue and Strong Corporate Activity During the Quarter

17 Efficiency and Compensation Ratios 1 LTM % Sales, General & Administrative Expenses (SG&A)¹ and Ratios Notes: 1 – Calculated as SG&A ex - revenue from incentives from Tesouro Direto , B3, and others divided by Net Revenue. 2 – Calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue;. 1,007 1,087 970 410 490 447 1Q24 4Q24 1Q25 1,416 1,577 1,417 0% People Non - people SG&A¹ R$ Million 28.5% 25.2% 23.1% 40.4% 36.5% 34.1% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Strict Expenses Control Another Record for Efficiency Ratio Compensation Ratio Efficiency Ratio

18 EBT 1 R$ Million 1 - Please refer to the Non - GAAP Reconciliation in the appendix. C onsiders the adjustment in Net Revenue of +R$47mm and SG&A of - R$59mm. Margin EBT Expanded +220bps During the Year Earning Before Taxes (EBT) 1,088 1,289 1,263 0 5 10 15 20 25 30 35 40 45 400 500 600 700 800 900 1,000 1,100 1,200 1,300 26.9% 1Q24 28.7% 4Q24 29.1% 1Q25 +16% EBT Margin

19 1 – Please refer to the Non - GAAP Reconciliation in the appendix All Time High Results in the Quarter… … with Net Income +20% Growth in the Year, and EPS Growth of 24% Adjusted Net Income and EPS Adjusted Net Income 1 R$ Million 1,030 1,210 1,236 0 5 10 15 20 25 30 35 40 45 400 500 600 700 800 900 1,000 1,100 1,200 1,300 25.4% 1Q24 27.0% 4Q24 28.4% 1Q25 +20% Net Margin

20 1Q24 4Q24 1Q25 29% 25% 16% 19% 20% 24% 25.4% 29.2% 30.2% 20.7% 23.4% 24.1% 1Q24 4Q24 1Q25 Adjusted Annualized ROTE¹ and ROAE² % EPS and Return on Tangible Equity Notes: 1 – Annualized Return on Average Tangible Equity. Tangible Equity excludes Intangibles and Goodwill; 2 – Annualized Retur n on Average Equity; 3 – Net Income Attributable to Owners of Parent Company. 4 – Calculated based on Adjusted Net Income ROTE ROAE Net Income and Adjusted EPS 4 Growth YoY % ROTE of 30.2% , driven by +20% YoY Net Income Growth and a R$2 billion dividend in 4Q24 Net Income Diluted EPS (R$) Faster EPS Growth Due to Share Buybacks

21 Consistent Capital Distribution to Shareholders Payout Ratio 1,815 3,542 2,000 498 916 1,354 2022 2023 2024 1Q25 4,458 3,354 Capital Management Today, we are announcing a new share buyback program of R$1 billion . Dividends Paid Share Repurchases Dividends Paid and Share Repurchases R$ Million 2022 2023 2024 2025 - 2026E 51% 114% 74% >50% (1) An additional ~R$400mm was repurchased between April and May, completing the previously announced R$1bn share buyback program. Following this, we canceled 12mm shares held in treasury.

22 18.8% 16.1% 17.3% 1.0% 0.8% 0.8% 0.8% 0.8% 1Q24 4Q24 1Q25 19.8% 17.7% 19.0% VaR 3 of R$33mm, or 16bps of Equity Capital Management Notes: 1 – Managerial BIS Ratio, calculated in accordance with Central Brank methodology, 2 – 1Q25 CET 1 reported by selected peers, 3 – Average Daily VaR,1 day, 95% BIS Ratio 1 0 100 0,010 0,020 0,030 0,015 0,025 0,035 0,000 0,005 50 150 48% 14% 37% 1Q24 40% 36% 24% 4Q24 46% 39% 16% 1Q25 86 106 102 31% 30% 29% 19.0% BIS Ratio, Positively Impacted by New Operational RWA Regulation Common Equity Tier 1 Additional Tier 1 Tier 2 Credit RWA Market RWA Operational RWA RWA % of Total Assets VaR 3 (% of Equity) 15 bps 16 bps 16 bps Peer CET1 2 Avg 11.6% Risk - Weighted Assets and VaR R$ Billion

04. Q&A

24 Total Loan Portfolio¹ Note: 1 – Gross of Expected Credit Losses. Total Unsecured Secured R$ billion 22.2 4.5 17.7 Loans 8.3 2.4 5.8 Credit Card 33.8 28.4 5.4 Corporate Securities 64.2 35.3 29.0 Credit Portfolio Main Activities • Investment Banking • Fixed Income Distribution • Corporate Credit

Non-GAAP Financial Information
Adjusted Net Income

XP Inc.

(in R$ mn)	1Q25	1Q24	YoY	4Q24	QoQ
Net Income	1,236	1,030	20%	1,181	5%
Hedge of Social Charges (1)	-	-	-	47	-
Social Charges / Hedge of Social Charges (2)	-	-	-	(59)	-
Tax Expenses	-	-	-	41	-
Adjusted Net Income	1,236	1,030	20%	1,210	2%

Adjusted Net Income is a financial measure that reflects the company's net income, excluding certain non-recurring or non-cash items that management believes do not reflect the company's core operating performance. In the current period, this includes adjustments related to social charges and deferred tax assets associated with Performance Stock Units (PSUs) that expired unvested.

These adjustments exclude accounting charges that neither impact cash flow nor reflect recurring earnings volatility. By removing these effects, Adjusted Net Income provides a more accurate view of the company's underlying profitability.

Additionally, Adjusted Revenue (+R$47mm) and Adjusted SG&A (-R$59mm) also resulted in an Adjusted EBT. These financial measures exclude certain items that management believes are not indicative of the company's core operating performance. These adjustments relate to one-off impacts from hedging social charges associated with share-based compensation expenses.

By excluding these items, Adjusted Revenue and Adjusted Expenses offer a more accurate representation of the company's recurring operating results, facilitating comparability across reporting periods.

(1) Total Revenue and Income

(2) Administrative Expenses

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